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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 6)*

                     Olympic Cascade Financial Corporation
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                                (Name of Issuer)

                    Common Shares, $0.02 par value per share
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                         (Title of Class of Securities)

                                   68158N106
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                                (CUSIP Number)

                              Steven A. Rothstein

                   c/o Olympic Cascade Financial Corporation

                      875 North Michigan Avenue, Ste. 1560

                            Chicago, Illinois  60611

                                  312-751-8833
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 10, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

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 CUSIP NO. 68158N106                                        Page 2 of 4 Pages
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Steven A. Rothstein
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          362,783
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             100,250
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          362,783
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          100,250
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      814,034

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.27%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                                                              Page 3 of 4 Pages
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     This Amendment No. 6 supplements and amends Amendment No. 5 on Schedule 13D dated August 9, 2000 ("Amendment No. 5") filed by the reporting person, Steven
A. Rothstein ("Rothstein"). Amendment No. 5 was mistakenly filed via Edgar under National Securities Corporation, the Issuer's (as defined below) wholly-owned subsidiary. This Amendment No. 6 is being filed to report that the number of shares of Common Stock which Rothstein may be deemed to own has increased due to a August 28, 2000 grant of options to purchase 15,000 shares of Common Stock of Olympic Cascade Financial Corporation ("Olympic" or the "Issuer") that was made in accordance with the Issuer's Stock Option Plan (the "Plan"). Additionally, beginning on August 18, 2000 and ending on November 8, 2000, Rothstein directly and indirectly made twelve open market purchases of Olympic Common Stock resulting in the aggregate purchase of 21,500 shares and on November 10, 2000 Rothstein exercised a stock option for 10,000 shares. This Amendment No. 6 also reflects a 6,500 share decrease in the beneficial ownership of Rothstein determined in August 2000 to have stemmed from an accounting error. This Amendment No. 6 supplements and amends Amendment No. 5 only with respect to Items 3 and 5 as set forth below. All other items are unchanged from Amendment No. 5. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 5.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 5 is supplemented and amended by inserting the following paragraph at the end thereof:

Pursuant to the Plan, on August 28, 2000, the Issuer granted stock options to Rothstein to purchase 15,000 shares of Common Stock at an exercise price of $6.125. Said options were immediately exercisable on the date of the grant and expire on August 28, 2005. Additionally, beginning on August 18, 2000 and ending on November 8, 2000, Rothstein directly and indirectly made twelve open market purchases of Olympic Common Stock resulting in the aggregate purchase of 21,500 shares. Of the 21,500 shares purchased, 17,100 shares were purchased for Rothstein's individual retirement account and the remainder of the shares were purchased for the accounts of two of his three children. The total consideration for said open market purchases equaled $113,545.00 (excluding trading costs) and the consideration came from Rothstein's and his children's unencumbered personal funds.

Item 5. Interest in the Securities of the Issuer.

     Subparagraph (a)-(b) of Item 5 of Amendment No. 6 is hereby supplemented and amended to read in its entirety as follows:

          As of the date hereof, Rothstein has acquired beneficial ownership of 819,034 shares of Common Stock (Rothstein's beneficial ownership now totals 33.27% of the total number of common shares outstanding). Rothstein has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of 362,783 of such shares. Of the 819,034 shares of Common Stock that Rothstein has beneficial ownership of, 356,001 are shares of Common Stock issuable upon the exercise of his stock options. Such options are exercisable in the following manner: (i) 83,807 shares at an exercise price of $3.73 per shares; (ii) 70,000 shares at an exercise price of $3.39 per share; (iii) 57,881 shares at an exercise price of $7.12 per share; (iv) 27,563 shares at an exercise price of $5.44 per share; (v) 36,750 shares at an exercise price of $5.36 per share; (vi) 30,000 shares at an exercise price of $4.00 per share; (vii) 10,000 shares (2,500 of which are vested and another 2,500 of which will be vested within six months) at an exercise price of $4.6875 per share; (viii) 25,000 shares at an exercise price of $7.50 per share; and (ix) 15,000 shares at an exercise price of $6.125 per share . Until Rothstein exercises his options, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the underlying shares represented by the options. Of the 100,250 shares of Common Stock that Rothstein shares voting and dispositive power, 6,703 of such shares are owned by his spouse's individual retirement account, 29,213 of such shares are owned by his daughter Caroline, 46,367 of such shares are owned by his son Joshua, and 17,967 of such shares are owned by his daughter Natalie. Rothstein's spouse and children live with him at the address stated in Item 2. The above stated percentage ownership calculation takes into account a 6,500 share decrease in the beneficial ownership of Rothstein determined in August 2000 to have stemmed from an accounting error, assumes 2,096,113 shares of Olympic are issued and outstanding (as
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                                                             Page 4 of 4 Pages
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     stated in Issuer's Quarterly Report on Form 10-Q dated August 11, 2000), assumes exercise of Rothstein's options which are currently exercisable or exercisable within six months of the date hereof (351,001) and includes shares owned by Rothstein, his spouse and children. See Item 2 for information on Control Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2000



                                          By: /s/ Steven A. Rothstein
                                              -----------------------
                                              Steven A. Rothstein